HEMOSENSE, INC.

651 RIVER OAKS PARKWAY

SAN JOSE, CA 95134

June 23, 2005

Via EDGAR Transmission and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street, NE

Washington, DC 20549

Fax: (202) 772-9218

Attention: Mary Beth Breslin

Re:	HemoSense, Inc. (File No. 333-123705)

Acceleration Request

Dear Ms. Breslin:

On behalf of HemoSense, Inc. (the “Company”), we hereby respectfully request that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the Company’s Registration Statement on Form S-1 effective on June 27, 2005 at 4:30 p.m. E.D.T. or as soon thereafter as practicable, or at such later time as the Company may request by telephone to the Commission. The Company hereby authorizes David J. Saul or David B. Crawford of Wilson Sonsini Goodrich & Rosati, P.C., counsel to the Company, to make such request on our behalf.

Please direct any questions regarding this filing to David J. Saul at (650) 320-4872.

Sincerely,

/s/ James D. Merselis
James D. Merselis
President and Chief Executive Officer

cc:	David J. Saul

David W. Pollak